

November 8, 2013

<u>Via Facsimile</u>
Claudio Pablo Lopez
Chief Executive Officer, Vice Chairman and Director
Navios South American Logistics Inc.
Aguada Park Free Zone
Paraguay 2141, Of. 1603
Montevideo, Uruguay

> **Re:** **Navios South American Logistics Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2012**
> **Filed March 7, 2013**
> **File No. 333-179250**

Dear Mr. Lopez:

We refer you to our comment letter dated September 20, 2013 regarding business contacts with Iran. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Cecilia Blye

                                        Cecilia Blye, Chief
                                        Office of Global Security Risk

cc: Max Webb
        Assistant Director, Division of Corporation Finance

        Anna Kalathakis, Navios South American Logistics Inc.
        Secretary and Senior Vice President

        Stuart Gelfond, Esq., Fried, Frank, Harris, Shriver & Jacobson